UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2008

Commission File Number: 000-50953

EVOLVING GOLD CORP.
(Translation of registrant's name into English)

725-666 Burrard Street
Vancouver BC, V6C 2X8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	News Release Dated July 11, 2007

99.2	News Release Dated August 7, 2007

99.3	News Release Dated August 9, 2007

99.4	News Release Dated August 13, 2008

99.5	News Release Dated October 2, 2007

99.6	News Release Dated October 18, 2007

99.7	News Release Dated October 24, 2007

99.8	News Release Dated November 7, 2007

99.9	News Release Dated November 13, 2007

99.10	News Release Dated November 15, 2007

99.11	News Release Dated November 29, 2007

99.12	News Release Dated December 5, 2007

99.13	News Release Dated January 18, 2008

99.14	News Release Dated January 23, 2008

99.15	News Release Dated January 24, 2008

99.16	News Release Dated January 25, 2008

99.17	News Release Dated January 29, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Evolving Gold Corp.
(Registrant)

Date: July 8, 2008	By:	/s/ Robert Bick
Robert Bick

	Title:	Chief Executive Officer